SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13d-2

Under the Securities Exchange Act of 1934

(Amendment No. ___)*

Osmotica Pharmaceuticals plc

(Name of Issuer)

Ordinary Shares, nominal value $0.01 per share

(Title of Class of Securities)

G6S41R101

(CUSIP Number)

October 12, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. G6S41R101	13G	Page 2 of 10 Pages

1	NAMES OF REPORTING PERSONS ATHYRIUM OPPORTUNITIES IV ACQUISITION 2 LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION STATE OF DELAWARE, UNITED STATES OF AMERICA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 Ordinary Shares
	6	SHARED VOTING POWER 8,338,202 Ordinary Shares
	7	SOLE DISPOSITIVE POWER 0 Ordinary Shares
	8	SHARED DISPOSITIVE POWER 8,338,202 Ordinary Shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,338,202 Ordinary Shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.99% of the outstanding Ordinary Shares
12	TYPE OF REPORTING PERSON PN

CUSIP NO. G6S41R101	13G	Page 3 of 10 Pages

1	NAMES OF REPORTING PERSONS ATHYRIUM OPPORTUNITIES ASSOCIATES IV LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION STATE OF DELAWARE, UNITED STATES OF AMERICA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 Ordinary Shares
	6	SHARED VOTING POWER 8,338,202 Ordinary Shares
	7	SOLE DISPOSITIVE POWER 0 Ordinary Shares
	8	SHARED DISPOSITIVE POWER 8,338,202 Ordinary Shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,338,202 Ordinary Shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.99% of the outstanding Ordinary Shares
12	TYPE OF REPORTING PERSON PN

CUSIP NO. G6S41R101	13G	Page 4 of 10 Pages

1	NAMES OF REPORTING PERSONS ATHYRIUM OPPORTUNITIES ASSOCIATES IV GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION STATE OF DELAWARE, UNITED STATES OF AMERICA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 Ordinary Shares
	6	SHARED VOTING POWER 8,338,202 Ordinary Shares
	7	SOLE DISPOSITIVE POWER 0 Ordinary Shares
	8	SHARED DISPOSITIVE POWER 8,338,202 Ordinary Shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,338,202 Ordinary Shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.99% of the outstanding Ordinary Shares
12	TYPE OF REPORTING PERSON OO

CUSIP NO. G6S41R101	13G	Page 5 of 10 Pages

1	NAMES OF REPORTING PERSONS ATHYRIUM FUNDS GP HOLDINGS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION STATE OF DELAWARE, UNITED STATES OF AMERICA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 Ordinary Shares
	6	SHARED VOTING POWER 8,338,202 Ordinary Shares
	7	SOLE DISPOSITIVE POWER 0 Ordinary Shares
	8	SHARED DISPOSITIVE POWER 8,338,202 Ordinary Shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,338,202 Ordinary Shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.99% of the outstanding Ordinary Shares
12	TYPE OF REPORTING PERSON OO

CUSIP NO. G6S41R101	13G	Page 6 of 10 Pages

1	NAMES OF REPORTING PERSONS Jeffrey A. Ferrell
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES OF AMERICA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 Ordinary Shares
	6	SHARED VOTING POWER 8,338,202 Ordinary Shares
	7	SOLE DISPOSITIVE POWER 0 Ordinary Shares
	8	SHARED DISPOSITIVE POWER 8,338,202 Ordinary Shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,338,202 Ordinary Shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.99% of the outstanding Ordinary Shares
12	TYPE OF REPORTING PERSON IN

CUSIP NO. G6S41R101	13G	Page 7 of 10 Pages

Item 1(a).	Name of Issuer:

Osmotica Pharmaceuticals plc (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

400 Crossing Boulevard

Bridgewater, New Jersey 08807

Item 2(a).	Name of Person Filing:

This statement (this “Statement”) is filed by the following persons (the “Reporting Persons”):

Athyrium Opportunities IV Acquisition 2 LP (“Acquisition Fund”)

Athyrium Opportunities Associates IV LP (“Associates IV LP”)

Athyrium Opportunities Associates IV GP LLC (“Associates IV GP”)

Athyrium Funds GP Holdings LLC (“Funds GP Holdings”)

Jeffrey A. Ferrell (“Mr. Ferrell”)

The Reporting Persons’ beneficial ownership of the Issuer’s Ordinary Shares reported herein consist of ordinary shares, nominal value $0.01 per share, held directly by Acquisition Fund.

Pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the Reporting Persons have entered into an agreement with respect to the joint filing of this Statement, which agreement is set forth on the signature page to this Statement.

Item 2(b).	Address of Principal Business Office or, if none, Residence:

The principal business office address for each of the Reporting Persons is:

c/o Athyrium Capital Management, LP

505 Fifth Avenue, Floor 18

New York, New York 10017

Item 2(c).	Citizenship:

Acquisition Fund and Associates IV LP are Delaware limited partnerships.

Associates IV GP and Funds GP Holdings are Delaware limited liability companies.

Mr. Ferrell is a United States citizen.

Item 2(d).	Title of Class of Securities:

Ordinary Shares, nominal value $0.01 per share, of the Issuer (the “Ordinary Shares”)

Item 2(e).	CUSIP Number:

G6S41R101

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable. Filed pursuant to Rule 13d-1(c).

CUSIP NO. G6S41R101	13G	Page 8 of 10 Pages

Item 4.	Ownership.

(a)	Amount beneficially owned:

The Reporting Persons beneficially own in the aggregate (i) 8,148,832 Ordinary Shares and (ii) 189,370 Ordinary Shares underlying warrants to purchase Ordinary Shares (the “Warrants”). The Reporting Persons beneficially own 2,000,000 Warrants to purchase Ordinary Shares that were acquired from the Issuer on October 12, 2021 in a public offering by the Issuer. The Warrants held by the Reporting Persons are subject to a limitation pursuant to which the Reporting Persons may not exercise the Warrants if such exercise would cause the Reporting Persons to beneficially own Ordinary Shares in an amount exceeding the “Beneficial Ownership Limitation” then in effect. The Beneficial Ownership Limitation is subject to adjustment upon 61 days’ notice by the holder of the Warrants to the Issuer and, as of the date of this Schedule 13G, was 9.99% of the outstanding Ordinary Shares. As a result, only 189,370 of the 2,000,000 Ordinary Shares underlying the Warrants are deemed to be beneficially owned by the Reporting Persons.

(b)	Percent of class:

See the responses to Item 11 on the attached cover pages.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote:

See the responses to Item 5 on the attached cover pages.

(ii)	Shared power to vote or to direct the vote:

See the responses to Item 6 on the attached cover pages.

(iii)	Sole power to dispose or to direct the disposition of:

See the responses to Item 7 on the attached cover pages.

(iv)	Shared power to dispose or to direct the disposition of:

See the responses to Item 8 on the attached cover pages.

The filing of this Statement shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer that he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

Not applicable.

CUSIP NO. G6S41R101	13G	Page 9 of 10 Pages

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

CUSIP NO. G6S41R101	13G	Page 10 of 10 Pages

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

In accordance with Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of this Statement on Schedule 13G with respect to the Ordinary Shares of the Issuer.

Dated: October 22, 2021

ATHYRIUM OPPORTUNITIES IV ACQUISITION 2 LP

By:	ATHYRIUM OPPORTUNITIES ASSOCIATES IV LP, its General Partner

	By:	ATHYRIUM OPPORTUNITIES ASSOCIATES IV GP LLC, its General Partner

	By:	/s/ Andrew Hyman
	Name:	Andrew Hyman
	Title:	Senior Vice President, Secretary

ATHYRIUM OPPORTUNITIES ASSOCIATES IV LP

By:	ATHYRIUM OPPORTUNITIES ASSOCIATES IV GP LLC, its General Partner

By:	/s/ Andrew Hyman
Name:	Andrew Hyman
Title:	Senior Vice President, Secretary

ATHYRIUM OPPORTUNITIES ASSOCIATES IV GP LLC

By:	/s/ Andrew Hyman
Name:	Andrew Hyman
Title:	Senior Vice President, Secretary

ATHYRIUM FUNDS GP HOLDINGS LLC

By:	/s/ Jeffrey A. Ferrell
Name:	Jeffrey A. Ferrell
Title:	Managing Member

/s/ Jeffrey A. Ferrell
JEFFREY A. FERRELL